                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                               Universal Mfg. Co.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   913708-10-3
           --------------------------------------------------------
                                 (CUSIP Number)

                                Thomas Rasmussen
                                  PO Box 61428
                             Denver, Colorado 80206
                                 (303) 755-5414
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 6 Pages

CUSIP No. 913708-10-3                 13D



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Thomas Rasmussen
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        100
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        97,336
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        53,300
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                   97,436
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                   11.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                            Page 2 of 6 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock of Universal Manufacturing Co. ("Issuer"), a Nebraska corporation, having its principal executive offices at 405 Diagonal Street, Algona, Iowa 50511.

ITEM 2. IDENTITY AND BACKGROUND.

     Thomas Rasmussen
     P.O. Box 61428
     Denver, Colorado  80206

     Mr. Rasmussen is employed at MSX International, 155 Denargo Market, Denver, Colorado 80216. Mr. Rasmussen is a director of the Issuer.

     Mr. Rasmussen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Rasmussen is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The 100 shares of Common Stock of Universal Manufacturing Co. owned by Mr. Rasmussen were acquired by gift.

     (b) Mr. Rasmussen inherited 25% of the 53,200 shares of Common
         Stock held in trust over which Mr. Rasmussen presides as a Trustee.

     (c) Mr. Rasmussen has discretionary power over the 44,136 shares owned by his mother, Patricia Ann Rasmussen, and expended no funds in consideration for such power.

ITEM 4. PURPOSE OF TRANSACTION.

        The reporting person has no plans to acquire additional securities, however, he may at any time sell some or all of the shares of the Issuer of which he owns or acts as Trustee. Mr. Rasmussen does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of


                            Page 3 of 6 Pages
        directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to the most recently published financial information provided by the Issuer, there were approximately 816,000 shares of the Issuer's common stock outstanding. Thomas Rasmussen, at the present time, beneficially owns an aggregate of 97,436 shares of the Issuer's common stock, constituting approximately 11.9% of the outstanding shares.

     (b) Thomas Rasmussen has sole dispositive power with respect to 53,300 shares, including 100 shares held by him directly and 53,200 shares held by him as trustee of a trust of which Mr. Rasmussen is one of four beneficiaries.

         Mr. Rasmussen has shared voting power with respect to 97,336 shares, including 44,136 shares held by his mother, and 53,200 shares held by him as trustee of a trust of which he is one of four beneficiaries. The filing of this statement shall not be construed as an admission that Thomas Rasmussen is, for the purpose of
         Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of securities held by or for the benefit of his mother and any ownership interest in said securities is disclaimed.

     (c) Information with respect to acquisition of the common stock of the Issuer by the Reporting Person is set forth below:


                                    Shares      Price Per        Share
Name of Person           Date      Acquired       Share       Transacted
--------------           ----      --------     ---------     ----------
Thomas Rasmussen         1984         100          Gift        NASDAQ
                                                               Small Cap
Patricia Ann Rasmussen  11/1/92      44,136        Gift        NASDAQ
                                                               Small Cap
Thomas Rasmussen,       7/18/93      53,200        $7.00       NASDAQ
   as Trustee                                                  Small Cap



     (d) Mr. Rasmussen's mother, Patricia Ann Rasmussen, has the right to receive dividends from, or the proceeds from the sale of, the shares held be her.

     (e) Not applicable.



                            Page 4 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.


                            Page 5 of 6 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                  September 7, 1999
                                       ----------------------------------------
                                       (Date
                                            /s/ Thomas W. Rasmussen
                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)




                            Page 6 of 6 Pages